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                                                             December 17, 1997





                             CONFIDENTIAL

Mr. John B. Blystone
Chairman, President and Chief Executive Officer
SPX Corporation
700 Terrace Point Drive
Muskegon, MI  49443-3301

Dear John,

I received your letter of December 12th. As part of our regular meeting with the Board of Directors in connection with our annual meeting this week, I shared your views as expressed to me by you as well as those in your letter with the Board and had a full discussion of the merits of your proposal.

Our position remains that Echlin has no interest in pursuing further discussions with SPX regarding a combination of our businesses.

Thank you for your interest in us.


                                                      Sincerely,

                                                      /s/ Larry McCurdy